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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):
/ / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q   / / Form N-SAR

     For Period Ended:  March 31, 1998

     / / Transition Report on Form 10-K
     / / Transition Report on Form 20-F
     / / Transition Report on Form 11-K
     / / Transition Report on Form 10-Q
     / / Transition Report on Form N-SAR

     For the Transition Period Ended: ______________________________________
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     Read Attached Instruction Sheet Before Preparing Form.
     Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

____________________________________________________________________________
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PART I -- REGISTRANT INFORMATION
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     Full Name of Registrant
         Professional Benefits Insurance Company

     Address of Principal Executive Office (Street and Number)
         10835 Rockley Road

     City, State and Zip Code
         Houston, Texas 77099
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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On April 30, 1998, a Temporary Restraining Order and Order Appointing a Temporary Receiver (the "Order") was issued by the District Court of Travis County, Texas against Professional Benefits Insurance Company (the "Company"). Among other matters, the Order enjoined the Company from continuing to conduct its business and appointed the Commissioner of Insurance of the Texas Department of Insurance as Temporary Receiver for the Company. The Company's inability to file its Form 10-Q within the prescribed time period is a result of the Order. The Company intends to request a "no-action" position from the staff of the Securities and Exchange Commission (the "Commission") allowing the Company to file reports with the Commission that differ in form and content from reports required to filed under the Securities Exchange Act of 1934.

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PART IV--OTHER INFORMATION
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     (1)   Name and telephone number of person to contact in regard to this notification:

           Neal Rockhold, Appointed Representative of the Temporary Receiver
           Telephone: (512) 463-6464

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No



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     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the recent appointment of a receiver for the Company effected by the Order, the Company is not in a position to make estimates regarding its results of operations at this time. However, the Company expects that the Company's earnings statement for the quarter ended March 31, 1998 will indicate a continuation of the significant losses reported by the Company in recent periods.


                    Professional Benefits Insurance Company
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 1998      By /s/ NEAL ROCKHOLD
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                              Neal Rockhold
                              Appointed Representative of the Temporary Receiver

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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